APIVA VENTURES LIMITED
Unit 16 – 6350 – 48A Avenue
Delta, British Columbia
V4K 4W3

MANAGEMENT INFORMATION CIRCULAR

As at May 6, 2004
unless otherwise noted
___________________________________

SOLICITATION OF PROXIES

               This Information Circular is furnished in connection with the solicitation of proxies by the management of Apiva Ventures Limited (the "Company"), at the time and place and for the purposes set forth in the Notice of Meeting.

Note:
The term "member" as defined in the Company Act R.S.B.C. 1996, c.62 (the "Company Act") means every person whose name is entered in the register of members of a British Columbia company or any branch register thereof, and has that meaning wherever it appears throughout this Information Circular or the accompanying Notice of Meeting. The exercise by the holder of a share of a British Columbia company or rights granted under or pursuant to the Company Act to a member of such company is contingent upon the holder being registered as a member thereof.

               It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost. The cost of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

               The persons named in the accompanying Form of Proxy are nominees of the Company's management. A member desiring to appoint some other person (who need not be a member) to represent him at the meeting may do so either by:

(a)	STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b)	BY COMPLETING ANOTHER PROPER FORM OF PROXY.

               The completed proxy must be deposited at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th floor, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting.

               A member who has given a proxy may revoke it by an instrument in writing delivered to the office of Computershare Trust Company of Canada, Stock Transfer Department, or to the registered office of the Company, 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law.

VOTING OF PROXIES

               If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

               The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

NOTICE TO BENEFICIAL HOLDERS OF COMMON SHARES

               The information in this section is of significant importance to many members, as a substantial number of members do not hold Shares registered in their own names. These members (“Beneficial Members”) should note that only proxies deposited by persons whose names appear on the register of members of the Company (“Registered Members”) can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a member by a broker, then, in almost all cases, those shares will not be registered in the name of the member on the Company’s Register of Members. Such shares will, more likely, be registered under the name of the member’s broker or its nominee. In Canada, the vast majority of such Shares are registered under the name of CDS & Co., which acts as a nominee for many Canadian brokerage firms. Shares held by brokers for their clients can only be voted (for or against resolutions) upon the instructions of the Beneficial Member. Without specific instructions, the broker/nominees are prohibited from voting the Shares for their clients. The Company does not know for whose benefit the Shares registered in the name of CDS & Co. are held.

               Applicable regulatory policy requires intermediaries to seek voting instructions from Beneficial Members in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures, and provides its own return instructions, which should be carefully followed by Beneficial Members in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Member by a broker is identical to the form of proxy provided to Registered Members. However, its purpose is limited to instructing the broker/nominee how to vote on behalf of the Beneficial Member. Most brokers delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”). ADP typically provides Beneficial Members with their own form of proxy, and asks Beneficial Members to return the proxy forms to ADP or to vote their Shares by telephone. A Beneficial Member receiving such a proxy from ADP cannot use that proxy to vote his or her shares directly at the Meeting. Accordingly, it is strongly recommended that Beneficial Members return their completed proxies, or record their votes by telephone with ADP, well in advance of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

               Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of management:

(a)	any director or senior officer of the Company since the commencement of the Company's last completed financial year;

(b)	any proposed nominee for election as a director of the Company; and

(c)	any associate or affiliate of any of the foregoing persons.

FINANCIAL STATEMENTS, DIRECTORS REPORT & ADDITIONAL
INFORMATION

               The Report of the Directors to Members and the consolidated financial statements of the Company for the year ended December 31, 2003 (the “Financial Statements”), together with the Auditors’ Report thereon, will be presented to the members at the Meeting. These documents are being mailed to members with this Information Circular.

               Additional information relating to the Company may be found on SEDAR at www.sedar.com. A securityholder may contact the Company to request copies of the Company’s financial statements. Financial information is provided in the Company’s comparative financial statements for its most recently completed financial year.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

               The Company is authorized to issue 100,000,000 Common Shares without par value (the "Common Shares"). 15,789,619 Common Shares are issued and outstanding.

               Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held. The directors of the Company fixed May 4, 2004 as the record date for the determination of the members entitled to vote at the Annual General Meeting.

               To the knowledge of the directors and senior officers of the Company, there are no persons beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

ELECTION OF DIRECTORS

               The Board of Directors presently consists of four directors and it is intended to elect four directors for the ensuing year.

               The term of office of each of the present directors expires at the Meeting.

               The persons named in the following table are proposed by management for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

               MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO THE NAMED NOMINEES.

               The following information concerning the respective nominees has been furnished by each of them:

Name, Country of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years(2)	First and Present Position with the Company(1)	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised(3)
Fred E. Wilson(4) United States	Physician, in private practice	First: President and Director Present: Director since May 10, 1993	256,800
Ronald W. Noble Canada	Retired Sales Representative	First: Secretary Present: Director since December 23, 1997 and President since June 26, 2003	1,000
Clair S.R. Calvert(4) Canada	Self-employed Consultant	First: Director and Vice President of Corporate Development, from January 15, 2001 – June 18, 2003 Present: Secretary since June 18, 2003	Nil

(1)	For the purposes of disclosing positions held in the Company, "Company" shall include the Company and/or a parent or subsidiary thereof.
(2)	Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.
(3)	Securities beneficially owned by directors is based on information furnished to the Company by the nominees.
(4)	Member of Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

               Reference is made to Schedule "A" attached hereto and forming a part hereof.

INCENTIVE STOCK OPTIONS

(a)           Granting of Options

               During the most recently completed financial year (January 1, 2003 to December 31, 2003) (the "Financial Period"), the Company did not grant any incentive stock options to its directors and other insiders.

               Reference is made to the section captioned "Election of Directors" for further details with respect to the present positions of the aforesaid persons and number of shares held in the Company.

(b)           Exercise of Options

               No options to purchase shares were exercised by the directors and other insiders of the Company during the Financial Period.

(c)           Summary of Number of Securities under Option

               In summary:

(i)	no incentive stock options to purchase common shares of the Company were granted during the Financial Period;

(ii)	as at the date hereof, incentive stock options to purchase up to a total of 1,267,000 common shares are outstanding, of which options to purchase up to a total of 950,000 shares pertain to insiders.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND
SENIOR OFFICERS

               None of the directors, executive officers and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than routine indebtedness) in excess of $50,000 at any time for any reason whatsoever, including the purchase of securities of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

               Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no insider, proposed nominee for election as a director or any associate or affiliate of such insider or proposed nominee of the Company has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

               Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no informed person of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. The term “informed person” as defined in National Instrument 51-102, Continuous Disclosure Obligations, means

(a)	a director or executive officer of a reporting issuer;
(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;
(c)
any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

APPOINTMENT AND REMUNERATION OF AUDITOR

               The management of the Company will recommend to the Meeting the appointment of Davidson & Company, Chartered Accountants, of Suite 1200, Stock Exchange Tower, 609 Granville Street, P. O. Box 10372, Pacific Centre, Vancouver, B.C. V7Y 1G6, as auditor of the Company to hold office until the close of the next Annual General Meeting of members. It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

               Davidson & Company was appointed auditor of the Company on February 12, 2002.

MANAGEMENT CONTRACTS

               There are no management functions of the Company which are to any substantial degree performed by a person other than a director or senior officer of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

               It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

BOARD APPROVAL

               The contents of this Information Circular have been approved in substance and its mailing has been authorized by the directors of the Company pursuant to consent resolutions passed as of May 6, 2004.

CERTIFICATE

               The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD APIVA VENTURES LIMITED

“Ronald W. Noble”
Ronald W. Noble, President

Schedule "A" to the Information Circular of
APIVA VENTURES LIMITED (the "Company")

STATEMENT OF EXECUTIVE COMPENSATION

               For the purposes of this Information Circular:

(a)	"CEO" of a company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b)	"executive officer" of a company for a financial year means an individual who at any time during the year was:

	(i)	the Chair of the company, if that individual performed the functions of the office on a full-time basis;
	(ii)	a Vice-Chair of the company, if that individual performed the functions of the office on a full-time basis;
	(iii)	President of the company;
	(iv)	a Vice-President of the company in charge of a principal business unit, division or function such as sales, finance or production; or
	(v)	an officer of the company or any other person who performed a policy-making function in respect of the company whether or not the individual was also a director of the company.

(c)	"Named Executive Officers" means:

	(i)	each CEO, despite the amount of compensation of that individual;
(ii)
each of the company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year, provided that disclosure is not required ... for an executive officer whose total salary and bonus ... does not exceed $100,000; and

(iii)
any additional individuals for whom disclosure would have been provided under (ii) but for the fact that the individual was not serving as an executive officer of the issuer at the end of the most recently completed financial year end.

Executive Compensation

               The following table sets forth, for each of the Company's three most recently completed financial years, the compensation of the CEO and the President (also herein referred to as the "CEO"). No persons earned in excess of $100,000 per annum during such periods. The CEO is therefore the only "Named Executive Officer". Information has been provided for the following individuals:

Name and Principal Position	Year (3)	Annual Compensation			Long Term Compensation			All Other Compen- Sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Awards		Payouts
					Securities Under Options/ SARs (4) granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP (5) payouts ($)
Ronald W. Noble(1)	2003 2002 2001	9,800 Nil Nil 9,000 Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	0 0 125,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil Nil Nil Nil
William N. Gardiner, President and Chief Executive Officer (2)(6)	2003 2002 2001				Nil Nil 75,000	Nil Nil Nil	Nil Nil Nil

Notes:	(1)	Mr. Noble was appointed as the President of the Company on June 17, 2003
(2)
Mr. Gardiner was appointed Chief Executive Officer of the Company in July 2000 and resigned as President, Chief Executive Officer and a director on June 17, 2003 due to an unauthorized loan not approved by the Board of Directors. Upon his resignation, his incentive stock option agreement with the Company was cancelled.

	(3)	January 1 to December 31.
	(4)	Stock appreciation rights.
	(5)	Long-term incentive plan
	(6)	Lifestyle Corporate Sales Ltd., a non-reporting company controlled by William N. Gardiner received Management Fees in the amount of $9,000 during the financial year ended December 31, 1003.

Options and Stock Appreciation Rights ("SARs")

               No incentive stock options were granted to the Named Executive Officer during the most recently completed financial year (January 1, 2003 to December 31, 2003) (the "Financial Period").

               No incentive stock options were exercised by the Named Executive Officer during the Financial Period.

Pension Plan

               The Company does not have any pension plan arrangements in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

               The Company does not have any employment contracts in place.

Compensation of Directors

               During the Financial Period, no compensation was paid to the directors of the Company for their services:

(a)	in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or
(b)	as consultants or experts

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND
SENIOR OFFICERS

               None of the directors, executive officers and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than routine indebtedness) in excess of $50,000 at any time for any reason whatsoever, including the purchase of securities of the Company.